De VIA EDGAR December 14, 2005	Universal Guardian Holdings, Inc. 4695 MacArthur Court, Suite 300 Newport Beach, CA 92660 USA Tel: +1.949.861.8295 Fax: +1.949.861.8694 www.UniversalGuardian.com

Elaine Wolff
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, NW
Washington D.C. 20549

Re:

Universal Guardian Holdings, Inc.

Registration Statement on Form SB-2

File Number 333-128785

Dear Ms. Wolff:

Pursuant to the request in your letter dated December 12, 2005, Universal Guardian Holdings, Inc. (the “Company”) hereby acknowledges in connection with the filing of the initial registration statement and each amendment thereto (collectively, the “filing”), that:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael J. Skellern

Michael J. Skellern
Chief Executive Officer

cc:

Jeffrey A. Shady, Division of Corporate Finance, via facsimile at (202) 772-9209